Exhibit 99.1

VS MEDIA Holdings Limited

(Incorporated in the British Virgins Islands with limited liability)

Notice of 2024 Annual General Meeting of Shareholders

To Be Held on June 10, 2024, at 10:00 p.m., local time

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting” or “AGM”) of the shareholders of VS MEDIA Holdings Limited (the “Company”) will be held at 6/F, KOHO, 75 Hung To Road, Kwun Tong, Hong Kong, on June 10, 2024, at 10:00 p.m., local time. Eligible shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting.

The purpose of the Meeting is as follows:

1.	RESOLVED: to ratify and approve the appointment of Assentsure PAC as auditor of the Company for the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”);

2.	RESOLVED: to elect the following persons as Directors of the Company, pursuant to the Company’s Amended and Restated Articles of Association (the “Election Proposal”):

a.	Nga Fan Wong be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal;

b.	Ho Ling Honnus Cheung be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal;

c.	Rose Ellen Steinberg be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal; and

d.	Liqian Liao be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal.

3.	RESOLVED, that

A.	the Company undertakes a share combination (the “Share Combination”) whereby (i) every seven (7) issued and unissued existing Class A Ordinary Shares of no par value each of the Company (the “Pre-Combination Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of no par value (the “Post-Combination Class A Ordinary Shares”), with such Post-Combination Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class A Ordinary Shares as set out in the Company’s amended and restated memorandum and articles of association currently in effect (the “Existing M&A”) and (ii) every seven (7) issued and unissued existing Class B Ordinary Shares of no par value each of the Company (the “Pre-Combination Class B Ordinary Shares”, together with the Pre-Combination Class A Ordinary Shares, the “Pre-Combination Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of no par value (the “Post-Combination Class B Ordinary Shares”, together with the Post-Combination Class A Ordinary Shares, the “Post-Combination Ordinary Shares”), with such Post-Combination Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class B Ordinary Shares as set out in the Existing M&A , with such Share Combination to be effective on such date as determined by the Board of Directors, which date must be on or before June 17, 2024 and such date shall be announced by the Company (the “Effective Date”);

B.	where the combination of Pre-Combination Ordinary Shares held by any one shareholder of the Company, on a 7 to 1 basis, will result in a number which is not a whole number, the number of Post-Combination Ordinary Shares to be held by such shareholder following and as a result of the Share Combination shall be rounded up to the next whole number (and the Company shall issue such fraction of a Post-Combination Ordinary Share as shall be necessary to achieve such whole number);

C.	any director of the Company (each a “Director”) be authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Combination, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Combination; and

D.	the Company’s share registrar, Transhare Corporation, be authorized and instructed to make entries in the register of members of the Company to record and give effect to the Share Combination (the “Share Combination Proposal”).

4.	to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 3 (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors of the Company has fixed the close of business New York time on May 31, 2024  as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.transhare.com, (ii) by fax at 1.727.269.5616, (iii) email at akotlova@bizsolaconsulting.com, or (iv) by mail to Anna Kotlova, Transhare Corporation, Bayside Center, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

Holders of record of the Ordinary Shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “SEC Filings” section of the Company’s website at https://investors.vs-media.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at ir@vs-media.com.

VS MEDIA HOLDINGS LIMITED

Date:	May 31, 2024	By:	/s/ Nga Fan Wong
Nga Fan Wong, Chief Executive Officer

VS MEDIA HOLDINGS LIMITED

Annual General Meeting of Shareholders

June 10, 2024

10:00 p.m., local time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of VS MEDIA Holdings Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting” or “AGM”) of the Company to be held on June 10, 2024 at 10:00 p.m., local time. The Company will hold the Meeting at 6/F, KOHO, 75 Hung To Road, Kwun Tong, Hong Kong, which shareholders will be able to attend in person. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

Eligible shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in person. Beneficial shareholders who hold their Ordinary Shares (as defined below) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Only holders of the Class A Ordinary Shares of the Company and Class B Ordinary Shares of the Company (collectively, the “Ordinary Shares”) of record at the close of business on May 31, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Members holding Ordinary Shares that represent in person or by proxy not less than 50%  of the votes of the issued Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to eighteen (18) votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

The purpose of the Meeting is as follows:

1.	RESOLVED: to ratify and approve the appointment of Assentsure PAC as auditor of the Company for the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”);

2.	RESOLVED: to elect the following persons as Directors of the Company, pursuant to the Company’s Amended and Restated Articles of Association (the “Election Proposal”):

a.	Nga Fan Wong be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal;

b.	Ho Ling Honnus Cheung be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal;

c.	Rose Ellen Steinberg be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal; and

d.	Liqian Liao be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal.;

3.	RESOLVED, that

A.	the Company undertakes a share combination (the “Share Combination”) whereby (i) every seven (7) issued and unissued existing Class A Ordinary Shares of no par value each of the Company (the “Pre-Combination Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of no par value (the “Post-Combination Class A Ordinary Shares”), with such Post-Combination Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class A Ordinary Shares as set out in the Company’s amended and restated memorandum and articles of association currently in effect (the “Existing M&A”) and (ii) every seven (7) issued and unissued existing Class B Ordinary Shares of no par value each of the Company (the “Pre-Combination Class B Ordinary Shares”, together with the Pre-Combination Class A Ordinary Shares, the “Pre-Combination Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of no par value (the “Post-Combination Class B Ordinary Shares”, together with the Post-Combination Class A Ordinary Shares, the “Post-Combination Ordinary Shares”), with such Post-Combination Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class B Ordinary Shares as set out in the Existing M&A , with such Share Combination to be effective on such date as determined by the Board of Directors, which date must be on or before June 17, 2024 and such date shall be announced by the Company (the “Effective Date”);

B.	where the combination of Pre-Combination Ordinary Shares held by any one shareholder of the Company, on a 7 to 1 basis, will result in a number which is not a whole number, the number of Post-Combination Ordinary Shares to be held by such shareholder following and as a result of the Share Combination shall be rounded up to the next whole number (and the Company shall issue such fraction of a Post-Combination Ordinary Share as shall be necessary to achieve such whole number);

C.	any director of the Company (each a “Director”) be authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Combination, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Combination; and

D.	the Company’s share registrar, Transhare Corporation, be authorised and instructed to make entries in the register of members of the Company to record and give effect to the Share Combination (the “Share Combination Proposal”).

4.	to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 3 (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 – 3.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.transhare.com, (ii) by fax at 1.727.269.5616, (iii) email at akotlova@bizsolaconsulting.com, or (iv) by mail to Anna Kotlova, Transhare Corporation, Bayside Center, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “SEC Filings” section of the Company’s website at https://investors.vs-media.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at ir@vs-media.com.

PROPOSAL NO. 1

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected Assentsure PAC (“Assentsure”) as our independent registered public accounting firm for the fiscal year ending December 31, 2024, and has further directed that we submit the selection of the independent registered accounting firm for ratification by our shareholders at the 2024 Annual Meeting. Assentsure has audited the Company’s financial statements since 2023. Representatives of Assentsure will not be presented at the 2024 Annual Meeting.

The selection of our independent registered public accounting firm is not required to be submitted for shareholder approval. Nonetheless, the Board is seeking ratification of its selection of Assentsure as a matter of further involving our shareholders in our corporate affairs. If our shareholders do not ratify this selection, the Board will reconsider its selection of Assentsure and will either continue to retain the firm or appoint a new independent registered public accounting firm. Even if the selection is ratified, the Board may, in its sole discretion, determine to appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our and our shareholders’ best interests.

The Audit Committee reviews and must pre-approve all audit and non-audit services performed by our independent registered public accounting firm, as well as the fees charged by it for such services. In its review of non-audit service fees, the Audit Committee considers, among other things, the possible impact of the performance of such services on the accounting firm’s independence.

Independent Registered Public Accounting Firm’s Fees

The following table sets forth the aggregate fees billed or expected to be billed for audit and other services provided by Assentsure for the fiscal year ended December 31, 2023. Assentsure has served as our principal accounting firm since 2023.

For the Year Ended March 31,
2023
Services Rendered
Audit	$180,000
Audit related services	6,065
Tax	-
All other fees	-
Total	$186,065

Audit Fees include primarily professional services rendered for the audits of the consolidated financial statements and internal controls over financial reporting, the review of documents filed with the SEC, consents, and financial accounting and reporting consultations.

Audit-Related Fees include reviews of the interim financial statements contained in the Company’s Form 6-K.

Tax Fees include professional service fees for tax compliance, tax planning, and tax advice. Tax compliance involves preparation of original and amended tax returns and claims for refund. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to employee benefit plans, and requests for rulings or technical advice from taxing authorities.

All Other Fees include professional fees associated with the review and consent of SEC filings related to equity issuance for certain officers and former employees.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a procedure for pre-approval of all fees charged by our independent auditors. Under the procedure, the Audit Committee pre-approves all auditing services and the terms of non-audit services provided by our independent registered public accounting firm, but only to the extent that the non-audit services are not prohibited under applicable law and the Audit Committee determines that the non-audit services do not impair the independence of the independent registered public accounting firm. Other fees are subject to pre-approval by the Audit Committee, or, in the period between meetings, by a designated member of the Board or Audit Committee. Any such approval by the designated member is disclosed to the entire Board at the next meeting. All fees that were incurred in fiscal year 2023 were pre-approved by the Audit Committee.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RATIFICATION OF SELECTION OF ASSENTSURE PAC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED DECEMBER 31, 2024

PROPOSAL NO. 2

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of four members. All four current directors  named below will seek re-election at the Meeting.

The Company’s corporate governance and nominating committee recommends, and the Board of Directors concurs, that the four current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal, in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Nga Fan Wong graduated from the University of Toronto (Canada) with a Bachelor of Commerce degree in International Marketing and Economics. Ms. Wong is our Chairman and Founder and has served as our Chief Executive Officer since 2013. Prior to founding our Company, she founded another company, Vissible Limited. Vissible Limited launched an award-winning mobile application called Viss, a social media and commerce platform focused on fashion and lifestyle that was acquired by HMV Hong Kong in 2012. She has led major media companies into top digital positions in Asia, initially as Senior Director of Global Sales at Yahoo! where she oversaw international clients’ multi-million-dollar accounts and was responsible for sales development in the Asia Pacific region from 1999 to 2007. She then joined Television Broadcasts Limited as Chief Operating Officer of TVB.com, followed by serving as Chief Executive Officer of Next Mobile Limited. From being Yahoo! Hong Kong’s first local member to heading its Asia Pacific global sales team, building TVB.com and myTV’s OTT platform from scratch, and repacking Apple Daily News with mobile interactive games and features, she has swept the media industry across print, TV, digital, mobile, and now social media.

Ho Ling Honnus Cheung graduated from the University of Queensland (Australia) with a Bachelor of Commerce degree and from Northwestern University (United States) with an Executive Master of Business Administration degree. Ms. Cheung is a fellow member of the Hong Kong Institute of Certified Public Accountants (HKICPA) and Certified Practising Accountants of Australia (FCPA). She is also a fellow member of the Hong Kong Institute of Directors (FHKIoD). Ms. Cheung has served as Co-Founder and Chief Strategy Officer of Mojodomo Group since 2020. She has been the Independent Non-Executive Director (“INED”) of Mobvista (HKEX:1860) and Stelux (HKEX: 84) since 2022. Moreover, she was the INED and Audit Committee Chairman for iClick (NASDAQ: ICLK) from 2017 to 2021. Prior to that, she was the CFO, Asia Pacific and General Manager, China for Travelzoo (NASDAQ: TZOO) from 2007 to 2019 and Regional Finance Director for Yahoo! Asia from 1999 to 2007. Prior to working for Yahoo!, Ms. Cheung held various professional positions at American Standard and PricewaterhouseCoopers. She has over 20 years’ experience in financial and management functions in listed companies and is appointed as Chairman of our Audit Committee. Ms. Cheung currently resides in Hong Kong.

Rose Ellen Steinberg graduated from the University of San Diego (United States) with a Bachelor of Communication Studies degree. Ms. Steinberg is the Founder of People Obsessed, a Talent and Recruiting Agency since 2011. With over 25 years in the digital and marketing industries, she has served as Vice President of Client Success for Vox Media from 2017 to 2019; Vice President of Global Client Services and Customer Success for Innovid from 2016 to 2017; Senior Director of Strategic Account Management & Operations for Verizon Media (NASDAQ:VZ) from 2015 to 2015 ; Director of Strategic Account Services for Microsoft Advertising (NASDAQ: MSFT) from 2012 to 2105; and Senior Director of Global Business Transformation for Yahoo! from 2003 to 2010 as well as holding professional positions with various technology and media start-ups. She is also an active Executive in Residence with Progress Partners, a US-based M&A investment bank that works with emerging technology companies. Ms. Steinberg currently resides in the United States.

Liqian, Liao, graduated from Stanford University (United States) with Bachelor’s and Master’s degrees in Mechanical Engineering. Mr. Liao was appointed as a director of VSM Holdings Limited in March 2019 and is currently an Executive Director of Strategic Development for CMC Inc. He joined CMC Inc. as a founding member in 2015 after spending two years at CMC Capital as an early member of its investment team. Prior to working for CMC Capital, he was an Associate for Silver Lake from 2011 to 2013, where he was part of the founding team at its Mainland office in Shanghai, China. Prior to Silver Lake, Mr. Liao worked in Barclays Capital Technology Investment Banking Division and Mergers & Acquisitions team from 2009 to 2011, based in Menlo Park, California. Mr. Liao currently resides in China.

“IT IS HEREBY RESOLVED, that:

(A)	Ms. Nga Fan Wong be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal;

(B)	Ms. Ho Ling Honnus Cheung be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal;

(C)	Ms. Rose Ellen Steinberg be re-elected as a director of the Company to hold office until the next annual general meeting or until hr successors are duly elected and qualified, subject to earlier death, resignation, or removal; and

(D)	Mr. Liqian, Liao be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE

PROPOSAL NO. 3

APPROVAL OF THE SHARE COMBINATION OF THE COMPANY’S ORDINARY SHARES

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share combination of the Company’s Pre-Combination Ordinary Shares (as defined below) at a ratio of seven (7) shares into one, so that (i) every shareholder holding seven (7) Class A Ordinary Shares of no par value each (the “Pre-Combination Class A Ordinary Shares”) will hold one (1) Class A Ordinary share of no par value (the “Post-Combination Class A Ordinary Shares”) upon the share combination taking effect, with such Post-Combination Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class A Ordinary Shares as set out in the Company’s amended and restated memorandum and articles of association currently in effect (the “Existing M&A”) and (ii) every shareholder holding seven (7) Class B Ordinary Shares of no par value each (the “Pre-Combination Class B Ordinary Shares”, together with the Pre-Combination Class A Ordinary Shares, the “Pre-Combination Ordinary Shares”) will hold one (1) Class B Ordinary share of no par value (the “Post-Combination Class B Ordinary Shares”, together with the Post-Combination Class A Ordinary Shares, the “Post-Combination Ordinary Shares”) upon the share combination taking effect, with such Post-Combination Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class B Ordinary Shares as set out in the Existing M&A (the “Share Combination”), on the effective date as determined by the Board of Directors, but in any event on or before June 17, 2024, and such date shall be announced by the Company (the “Effective Date”).

The Share Combination must be passed by the affirmative vote of a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote at the Meeting. If our shareholders approve this proposal, our Board of Directors will have the authority to effect the Share Combination on the Effective Date.

The Share Combination will be implemented simultaneously for all Pre-Combination Ordinary Shares. The Share Combination will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Combination

The Company’s Class A Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VSME.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Class A Ordinary Shares.

On December 27, 2023, the Company received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until June 24, 2024, to regain compliance. If at any time during this additional time period the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance.

To regain compliance with the Minimum Bid Price Rule by June 24, 2024 , the Board of Directors determined that it was in the best interest of the Company to solicit the approval of the shareholders to effect a share combination of the Company’s Pre-Combination Ordinary Shares. The Board of Directors believes that without receiving the shareholders’ approval and without the closing price of the Class A Ordinary Shares otherwise meeting the $1.00 minimum closing bid price requirement, the Company’s Class A Ordinary Shares will be delisted from Nasdaq.

In the event the Class A Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Class A Ordinary Shares would likely have a negative impact on the liquidity and market price of the Class A Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A Ordinary Shares, and (ii) the liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell Class A Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

Trading of our Class A Ordinary Shares

When the Share Combination is implemented, our Class A Ordinary Shares will begin trading on a post-combination basis on the effective date that we announce by press release. In connection with the Share Combination, the CUSIP number of our Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Class A Ordinary Shares) will change.

Fractional Shares

Where the combination of Pre-Combination Ordinary Shares held by any one shareholder of the Company, on a 7 to 1 basis, will result in a number which is not a whole number, the number of Post-Combination Ordinary Shares to be held by such shareholder following and as a result of the Share Combination shall be rounded up to the next whole number (and the Company shall issue such fraction of a Post-Combination Ordinary Share as shall be necessary to achieve such whole number).

Authorized Shares

The Share Combination will not affect the number or classes of shares which the Company is authorized to issue under Clause 6.1 of the memorandum of association of the Company currently in effect, and no amendment to the Existing M&A is required to be made.

Street Name Holders of Pre-Combination Ordinary Shares

The Company intends for the Share Combination to treat shareholders holding Pre-Combination Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Combination for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Pre-Combination Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates by our shareholders is not required. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Combination as of the Effective Date. New certificates will not be mailed to shareholders.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect Share Combination of the Company’s Pre-Combination Ordinary Shares at a ratio of seven (7) shares into one in the form of shareholder resolutions. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Combination are:

“IT IS HEREBY RESOLVED, that:

(A)	the Company undertakes a share combination (the “Share Combination”) whereby (i) every seven (7) issued and unissued existing Class A Ordinary Shares of no par value each of the Company (the “Pre-Combination Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of no par value (the “Post-Combination Class A Ordinary Shares”), with such Post-Combination Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class A Ordinary Shares as set out in the Company’s amended and restated memorandum and articles of association currently in effect (the “Existing M&A”) and (ii) every seven (7) issued and unissued existing Class B Ordinary Shares of no par value each of the Company (the “Pre-Combination Class B Ordinary Shares”, together with the Pre-Combination Class A Ordinary Shares, the “Pre-Combination Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of no par value (the “Post-Combination Class B Ordinary Shares”, together with the Post-Combination Class A Ordinary Shares, the “Post-Combination Ordinary Shares”), with such Post-Combination Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class B Ordinary Shares as set out in the Existing M&A , with such Share Combination to be effective on such date as determined by the Board of Directors, which date must be on or before June 17, 2024 and such date shall be announced by the Company (the “Effective Date”);

(B)	where the combination of Pre-Combination Ordinary Shares held by any one shareholder of the Company, on a 7 to 1 basis, will result in a number which is not a whole number, the number of Post-Combination Ordinary Shares to be held by such shareholder following and as a result of the Share Combination shall be rounded up to the next whole number (and the Company shall issue such fraction of a Post-Combination Ordinary Share as shall be necessary to achieve such whole number);

(C)	any Director be authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Combination, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Combination; and
(D)	the Company’s share registrar, Transhare Corporation be authorized and instructed to make entries in the register of members of the Company to record and give effect to the Share Combination.”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE SHARE COMBINATION OF THE COMPANY’S ORDINARY SHARES

PROPOSAL 4

THE ADJOURNMENT PROPOSAL

The adjournment proposal, if approved, will request the chairman of the Annual General Meeting (who has agreed to act accordingly) to adjourn the Annual General Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals 1-3 in this proxy statement. If the adjournment proposal is not approved by our shareholders, the chairman of the meeting has the power to adjourn the Annual General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

May 31, 2024	/s/ Nga Fan Wong
Nga Fan Wong
Chief Executive Officer